Exhibit 99.2

Dear Exodus Shareholder,

Exodus continues to build on an impressive body of engineering and technical achievements. Specifically, in this quarter: Two major Ethereum Layer-2 networks were added, Arbitrum and Optimism. That’s direct support for those entire blockchain networks, not just their governance tokens. Matic staking is live on Exodus Mobile, that’s been a popular request. And we launched Robinhood Connect in June. You can buy crypto and receive it in Exodus with your Robinhood account’s cash or buying power.

And more broadly, we’ve put work into our Fiat and Swap services in the quarter. Fiat and Swap are already proven revenue drivers for Exodus. We’re investing in our infrastructure for other crypto businesses to license. Let me elaborate.

We are now providing our leading technology and infrastructure to crypto businesses. Some people will call this “Wallet-as-a-Service” or “Infrastructure-As-A-Service”. They’re right, and I also call it common sense. Exodus has massive experience building wallets – twelve years for myself, and eight years for Exodus. We go WAY beyond offering your business an SDK. Our experiences are crafted to delight the customer from the first encounter. Then we also follow through, going beyond the wallet to support the customer with everything they might ever need.

Accordingly, our sector-leading customer support team added a premium experience in Q2. “Support Plus” connects team members with customers to offer expert assistance over video. And rounding things out, a Q2 Bitrefill app integration delivers a classic crypto use case: Gift cards, inside your Exodus wallet. I know you’ll love it.

On a national level, the second quarter saw U.S. government action continue. Crypto markets remained steady throughout the quarter’s turmoil. Bitcoin and Ethereum both ended up holding on to Q1 price advances, with Bitcoin up 6 percent on the quarter, and Ethereum also up 2 percent in Q2.

The U.S. Securities and Exchange Commission made headlines in Q2 with lawsuits against Coinbase and Binance, two of the largest cryptocurrency exchanges. To be clear: Unlike Exodus, both of these companies are custodial, meaning they hold control of their customers’ funds. And so SEC enforcement seems to continue. While custodial companies in our crypto industry are fighting back against possible overreach, Exodus remains a self-custodial solution. Holding onto other people’s money isn’t our style.

Our economic landscape is also changing as the Fed raised rates throughout the year. While these changes caused bank failures in the first quarter, things may have settled down for now as the Fed measures if inflation is really under control.

And beyond everything the Fed controls, there’s something crucial that YOU control: Take custody of your own Bitcoin and cryptocurrency using a self-custodial wallet like Exodus. This recommendation for crypto investors has never changed. Since you control your assets within Exodus, you have the power to decide when your funds move, and where they go. This is the strongest possible position: keeping 100% control of your own wealth. In our experience, when you control your own wealth, control of your own future is likely to follow.

And thank you to our loyal customers and investors who support our mission: Help the world exit traditional finance.

JP Richardson
CEO and Co-Founder

Key Metrics for the Second Quarter 2023 Ended June 30, 2023 (Unaudited)

Monthly Active Users: MAUs were 772,839 as of quarter end, down 6% from the 821,566 MAUs on March 31, 2023.

Exchange Aggregation Business: The volume processed by the exchange API Providers was approximately $0.59 billion in Q2 2023, down 9% from $0.65 billion in Q2 2022. Bitcoin, Tether, and Ethereum were the top assets traded at 27%, 16%, and 12% of volume, respectively. Dollar amount per transaction was $1,508, down 5% YoY from $1,580 per transaction in Q2 2022.

Key metrics summary

	2Q23	2Q22
Exchange volume ($ thousands)	$645,582	$699,624
Exchange transactions	431,350	442,838
$/transaction	$1,508	$1,579
Downloads	653,884	696,208

Financial Results for the Second Quarter 2023 Ended June 30, 2023 (Unaudited)

Revenue of $12.4 million for the quarter decreased 4% relative to the prior year quarter. Exchange aggregation revenue of $11.6 million accounted for the majority of total revenue in the second quarter. Fiat onboarding revenue increased 220% from the prior year.

Revenue by category

		% of 2023		% of 2022
Revenue ($s in 000s)	Q2 2023	Operating Revenue	Q2 2022	Operating Revenue	% Y/Y change
Exchange aggregation	$11,623	93.7%	$12,637	97.5%	(8.0%)
Staking	201	1.6%	177	1.4%	14.1%
Fiat onboarding	561	4.5%	175	1.4%	220%
Other	20	0.2%	(28)	(0.3%)	-
Operating Revenues	$12,405	100.0%	$12,961	100.0%	(4.2%)

Cost of Revenues was $7.1 million, a decrease of 6% from the prior year. The decrease reflects lower cost of salaries with a reduction in headcount as compared to the prior year and reduced cloud infrastructure spending. The Exodus team stood at approximately 195 full time equivalents as of June 30, 2023, a decrease from 290 as of June 30, 2022.

Cost of revenues ($s in millions)	2Q23	2Q22
Software development expense	$2.3	$2.6
Customer support expense	1.5	2.2
Security and wallet operations expense	2.2	2.3
Depreciation and amortization	1.1	0.5

Total cost of revenues	$7.1	$7.6
as a % of revenue	57.2%	58.6%

General and Administrative Expenses totaled $4.0 million, a decrease of 65% from the prior year. The decrease primarily reflects lower advertising and marketing expenditures due to the Company’s return to a community-based marketing approach.

General and administrative expenses ($s in millions)	2Q23	2Q22 (restated)
General and administrative expense	$3.7	$5.3
Advertising & marketing	0.2	6.0
Depreciation	0.1	-

Total general and administrative expense	$4.0	$11.3
as a % of revenue	32.2%	87.1%

Adjusted EBITDA1 was $4.1 million in Q2 2023, a significant turnaround relative to Q2 2022, reflecting reduced operating expenses as a result of the Company’s disciplined spending.

1 Non-GAAP metric. See footnotes at the end of this communication.

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

		2Q22		1H22
In USD millions	2Q23	(Restated)	1H23	(Restated)
Net income (loss)	$1.9	$(14.9)	$2.7	$(18.3)
Interest income	(0.5)	(0.2)	(0.9)	(0.3)
Income tax expense (benefit)	0.2	(3.4)	0.9	(5.0)
Depreciation and amortization	1.2	0.5	2.2	0.9
EBITDA	$2.8	$(18.0)	$4.9	$(22.7)
(Gain)/loss on impairment of digital assets, net	(0.2)	12.5	(0.6)	16.5
Unrealized (gain)/ loss on investments	(0.1)	0.1	(0.2)	(0.1)
Stock-based compensation	1.6	0.9	3.5	2.4
Adjusted EBITDA	$4.1	$(4.5)	$7.6	$(3.9)

Cash and digital asset holdings.  We hold approximately $106.7 million in cash and digital assets and are one of few public companies that hold over 1,000 Bitcoin in corporate treasury. As of June 30, 2023 we held $55.0 million in cash, cash equivalents, and U.S. Treasury Bills, as well as $46.2 million in bitcoin at market value. The table below reflects the value of certain assets both in terms of market value and book value as of June 30, 2023 and December 31, 2022.

	06/30/2023		12/31/2022
($s in 000s)	Book Value	Market Value	Book Value	Market Value
Bitcoin	$23,163	$46,187	$17,549	22,974
Ethereum	2,022	4,647	2,022	3,031
Algorand	422	642	686	715
Sovryn	98	99	-	-
Other digital assets	91	154	45	53
Cash and cash equivalents	15,883	15,883	20,494	20,494
Treasury bills	39,078	39,078	31,981	31,981
Total	$80,757	$106,690	$72,777	$79,248

Q2 Webcast

Exodus will host a webcast of its second quarter 2023 fiscal results beginning at 3:30PM (Eastern Time) on August 24, 2023. To access the webcast, please use this link. It will also be carried on the Company’s website www.exodus.com.

Questions for Exodus Management related to the second quarter can be submitted via e-mail at investors@exodus.com in advance of the webcast.

Forward-Looking Statements

This shareholder letter contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us as of the date hereof. In some cases, you can identify forward-looking statements by the following words: "will," "expect," "would," "intend," "believe," or other comparable terminology. Forward-looking statements in this document include, but are not limited to, quotations from management regarding confidence in our products, services, business trajectory and plans, and certain business metrics. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and may cause actual results or performance to be materially and adversely different.

Factors that might cause such a difference include, but are not limited to: expectations regarding future customer adoption of Exodus for dApps, DeFi and NFTs compared to its competitors; the ongoing conflict in Ukraine, the impact of sanctions or other restrictive actions, by the United States and other countries, and the potential response by Russia thereto; difficulties predicting user behavior and changes in user spending habits as a result of, among other things, prevailing economic conditions, levels of employment, salaries and wages, inflation and consumer confidence, particularly in light of the pandemic and as pandemic-related restrictions are eased regionally and globally; unexpected or rapid changes in the growth or decline of our domestic and/or international markets; increasing competition from existing and new competitors; rapidly evolving and groundbreaking advances that fundamentally alter the digital asset and cryptocurrency industry; continued compliance with regulatory requirements; volatility in the price of cryptocurrencies, such as Bitcoin, and other digital assets; the possibility that the development and release of new products or enhancements to existing products do not proceed in accordance with the anticipated timeline or may themselves contain bugs or errors requiring remediation and that the market for the sale of these new or enhanced products may not develop as expected; the risks relating to our ability to sustain or increase profitability or revenue growth in future periods (or minimize declines) while controlling expenses; the compromise of user data for any reason; foreign operational, political and other risks relating to our operations; unexpected delays encountered during the audit process; and the loss of key personnel, labor shortages or work stoppages.

More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the "Risk Factors" and "Management's Discussion & Analysis" sections of our 2022 Form 1-K. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

Non-GAAP Financial Measure

Earnings before interest, taxes and depreciation and amortization and Adjusted earnings before interest, taxes and depreciation and amortization

In addition to our results determined in accordance with U.S. generally accepted accounting principles (GAAP), we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures, including Adjusted EBITDA, differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

A reconciliation of Adjusted EBITDA to net income can be found above in the table captioned “Reconciliation of Net Income to Adjusted EBITDA.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business. We calculate Adjusted EBITDA as net income, adjusted to exclude provision for or benefit from income taxes, depreciation and amortization, interest expense, crypto asset borrowing costs, stock-based compensation expense, impairment, unrealized gain or loss on foreign exchange, fair value gain or loss on derivatives, non-recurring legal reserves and related costs, and other loss.

The Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board of Directors. Management’s determination of the components of Adjusted EBITDA are evaluated periodically and based, in part, on a review of non-GAAP financial measures used by industry analysts.